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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                 Primus Telecommunications Group, Incorporated
----------------------------------------------------------------------------
                                (Name of Issuer)




                                  Common Stock
----------------------------------------------------------------------------
                         (Title of Class of Securities)




                                    741929 10
---------------------------------------------------------------------------
                                 (CUSIP Number)

                               -----------------



CUSPIS NO. 741929 10                   13G                 PAGE 2 OF 6 PAGES

1.              NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                K. PAUL SINGH
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2.              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                         (b) [_]
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3.              SEC USE ONLY
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4.              CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A
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                                       5.  SOLE VOTING POWER
                                                  4,425,579*
NUMBER OF

SHARES                                 6.  SHARED VOTING POWER
                                                  484,900*


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BENEFICIALLY
                                       7.  SOLE DISPOSITIVE POWER
  OWNED BY                                        4,028,751*

  EACH
                                       8.  SHARED DISPOSITIVE POWER
REPORTING                                         484,900*

PERSON WITH
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9.              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,950,165*
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10.             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
                EXCLUDES CERTAIN SHARES*  [_]
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11.             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                9.55%
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12.             TYPE OF REPORTING PERSON
                IN
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----

* See Item 4.


ITEM 1(a).     NAME OF ISSUER:

               Primus Telecommunications Group, Incorporated

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               1700 Old Meadow Road
               McLean, VA  22102

ITEM 2(a).     NAME OF PERSON FILING:

               K. Paul Singh

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Mr. Singh's business address is:
               1700 Old Meadow Road
               McLean, VA  22102

ITEM 2(c).     CITIZENSHIP

               United States of America

ITEM 2(d).     TITLE OF CLASS OF SECURITIES.

               Common Stock

ITEM 2(e).     CUSIP NUMBER

               741929 10

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:


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              Not applicable

                                Page 3 of 6 Pages

ITEM 4.   OWNERSHIP

     (a)  AMOUNT BENEFICIALLY OWNED:

          4,950,165**

          ** Such amount includes (i) 3,157,937 shares owned by Mr. Singh,
          (ii) 531,432 shares issuable to Mr. Singh upon the exercise of options granted to Mr. Singh, (iii) 377,786 shares owned by Mr. Singh's family, (iv) 396,828 shares held by a series of revocable trusts of which Mr. Singh is the trustee and pursuant to which Mr. Singh has sole voting power and shared dispositive power, (v) 484,900 shares held by a private foundation of which Mr. Singh is the President and a director, and (vi) 1,282 shares held in a 401(k) plan of which Mr. Singh is a beneficiary.

     (b)  PERCENT OF CLASS:

          9.55%

     (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                 4,425,579

          (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                 484,900

          (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                 4,028,751

          (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                 484,900

ITEM 5.   OWNERSHIP OF FIVE PERCENT OF LESS OF A CLASS

          Not applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable

                                Page 4 of 6 Pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable


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ITEM 10.  CERTIFICATION

          Not applicable



                                Page 5 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    February 14, 2001
                                    --------------------------------------------
                                     (Date)

                                    /s/ K. PAUL SINGH
                                    --------------------------------------------
                                   (Signature)

                                  K. Paul Singh
                                    --------------------------------------------
                                     (Name)



                                Page 6 of 6 Pages